UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 13)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                              Krassa & Miller, LLC
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156

                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

 Transaction Valuation*                               Amount of Filing Fee**

       $36,299,250                                           $4,599.12

------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares originally sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B).
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                           Filing Party: LOLA BROWN TRUST NO. 1B
Amount Previously Paid: $4,599.12                    ERNEST HOREJSI TRUST NO. 1B


Form or Registration Number: Schedule TO-T        Date Filed: September 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 64126D106
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)   WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         463,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    463,200
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    463,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)       11.53%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

                                AMENDMENT NO. 13
                                       TO
                                   SCHEDULE TO

     This Amendment No. 12 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on September 10, 2004 by the Trust together with the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Ernest Trust" and, together with the Lola Trust, the "Trusts"), as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the SEC dated October 1, 2004, Amendment No. 2 to Schedule TO filed by the Trusts with the SEC dated October 7, 2004, Amendment No. 3 to Schedule TO filed by the Trusts with the SEC dated October 14, 2004, Amendment No. 4 to Schedule TO filed by the Trusts with the SEC dated October 26, 2004, Amendment No. 5 to Schedule TO filed by the Trusts with the SEC dated November 5, 2004, Amendment No. 6 to Schedule TO filed by the Trusts with the SEC dated January 25, 2005, Amendment No. 7 to Schedule TO filed by the Trust with the SEC dated May 24, 2005, Amendment No. 8 to Schedule TO filed by the Trust with the SEC dated September 13, 2005, Amendment No. 9 to Schedule TO filed by the Trust with the SEC dated January 3, 2006, Amendment No. 10 to Schedule TO filed by the Trust with the SEC dated April 25, 2006, Amendment No. 11 to Schedule TO filed by the Trust with the SEC dated August 14, 2006, and Amendment No. 12 to Schedule TO filed by the Trust with the SEC dated December 8, 2006 (collectively, the "Original Schedule TO"). This Schedule TO relates to the Offer by the Trust to purchase up to 1,620,000 issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest.

     The offer is set forth in the Supplement No. 6 dated April 3, 2007 ("Sixth Amended Supplement"), which amends the Supplement No. 5 to the Offer to Purchase dated December 8, 2006 and which relates to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Fifth Amended Supplement"), the Supplement No. 4 dated August 14, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Fourth Amended Supplement"), the Supplement No. 3 dated April 25, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Third Amended Supplement"), the Supplement No. 2 dated January 3, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Second Amended Supplement"), the Supplement dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005 (the "First Amended Supplement"), the Amended and Restated Offer to Purchase dated May 24, 2005 (the "Restated Offer to Purchase") and in the related letter of transmittal (which, together with the Supplement No, 5, Fifth Amended Supplement, Fourth Amended Supplement, the Third Amended Supplement, the Second Amended Supplement, the First Amended Supplement, the Restated Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Fifth Amended Supplement, Fourth Amended Supplement, Third Amended Supplement, Second Amended Supplement, First Amended Supplement, the Restated Offer to Purchase, and the letter of transmittal are attached as Exhibits
(a)(53), (a)(49),  (a)(45), (a)(41), (a)(37), (a)(32) and (a)(2),  respectively, to the Original Schedule TO, as amended. A copy of Supplement No. 6 is attached as Exhibit (a)(57) hereto.

     Items 1 through 9 and 11 of the Original Schedule TO are hereby amended by expressly incorporating by reference the information in the Sixth Amended Supplement, and Item 12 is hereby amended by the information set forth below with respect to that item.

Item 10.    Financial Statements.

     Financial information regarding the Trust is set forth on the pages numbered F-1 to F-2 hereto.

Item 12.    Exhibits.

     The following Exhibits are added:

        Exhibit     Description

          (a)  (57) Form of Supplement No. 6 dated April 3, 2007.

               (58) Form of Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.

               (59) Form of  Letter  to  Clients  for Use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.

               (60) Form of Press release  issued by the Lola Brown Trust No. 1B on April 3, 2007.

                                       F-1
                             LOLA BROWN TRUST NO. 1B
                              Financial Statements

                                                                    BALANCE SHEET
                                                                     (unaudited)

                                                                  As of December 31,
                                                       -----------------------------------------
                                                       ------------------ -- -------------------
                                                             2006                   2005
                                                       ------------------    -------------------
ASSETS
      Current Assets
           Cash                                              $(4,363.74)             $48,120.43
           Other Current Assets                             6,334,033.13          19,984,501.07
                                                       ------------------    -------------------
      Total Current Assets                                  6,329,669.39          20,032,621.50
      Fixed Assets                                            734,028.77           8,428,908.41
      Other Assets                                        534,263,501.43         440,560,293.94
                                                       ------------------    -------------------
TOTAL ASSETS                                             $541,327,199.59        $469,021,823.85
                                                       ==================    ===================
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                            (6,116,763.74)         (1,264,116.22(
                                                       ------------------    -------------------
      Total Liabilities                                   (6,116,763.74)         (1,264,116.22)
      Equity                                              547,443,963.33         470,285,940.07
                                                       ------------------    -------------------
TOTAL LIABILITIES & EQUITY                               $541,327,199.59        $469,021,823.85
                                                       ==================    ===================



                                                                    PROFIT & LOSS
                                                                     (unaudited)

                                                                Year-end December 31,
                                                       -----------------------------------------
                                                       ------------------    -------------------
                                                             2006                   2005
                                                       ------------------    -------------------
INCOME
          Capital Gains                                    $2,762,095.48          $1,618,714.59
          Dividend Income                                   6,861,772.95          11,002,021.08
          Interest Income                                   2,220,860.12           1,771,326.56
          Other Income                                              2.04               3,348.66
                                                       ------------------    -------------------
TOTAL INCOME                                               13,017,158.22          14,808,453.36
EXPENSE
          Interest Expense                                     20,628.55              25,320.66
          Investment Expense                                  184,453.38             733,859.59
          Tax Expense                                       5,076,329.22          15,372,712.87
          Other Expense                                       227,400.02             394,566.70
                                                       ------------------    -------------------
TOTAL EXPENSE                                               3,961,868.57          16,253,615.22
                                                       ------------------    -------------------
NET INCOME (LOSS)                                          $7,508,347.05        $(1,718,006.46)
                                                       ==================    ===================

                                        Ratio of Earnings to Fixed Charges
                                                   (unaudited)

                                                                           As of:
                                             December 31, 2006           December 31, 2005       December 31, 2004

Net Income (Loss)                                    7,508,347.05          $(1,718,006.46)         $103,487,378.00
     Interest expense                                   20,628,55               $25,321.00             $435,691.00
Ratio of Earnings to fixed charges                        364.98x                 (66.85)x                 238.52x
Deficiency Amount                                                             $(25,321.00)

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007

                                   Lola Brown Trust No. 1B
                                   /s/    Stephen C. Miller
                                   By:__________________________________________
                                   Name: Stephen C. Miller
                                   Title: President of Badlands Trust Company,
                                        trustee of the Lola Brown Trust No. 1B

                                  EXHIBIT INDEX

        Exhibit    Description

          (a)  (1) Offer to Purchase, dated September 10, 2004.[1]

               (2)  Letter of Transmittal.[1]

               (3)  Notice of Guaranteed Delivery.[1]

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[1]

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.[1]

               (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.[1]

               (8) Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.[2]

               (9)  Copy of Complaint dated September 23, 2004.[2]

               (10) Letter dated  September  14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.[2]

               (11) Letter  dated  September  16,  2004  from the  Trusts to the special committee of the board of directors of NRL.[2]

               (12) Press release issued October 1, 2004.[2]

               (13) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[2]

               (14) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[2]

               (15) Press release issued October 7, 2004.[3]

               (16) Copy of Counter-Claims dated October 7, 2004.[3]

               (17) Supplement  No. 2 dated  October  14,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.[4]

               (18) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[4]

               (19) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[4]

               (20) Press release issued October 14, 2004.[4]

               (21) Supplement  No. 3 dated  October  26,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.[5]

               (22) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[5]

               (23) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[5]

               (24) Press release issued October 26, 2004.[5]

               (25) Memorandum  Opinion  dated  October  22,  2004 issued by the
                    United   States   District   Court  for  the   District   of
                    Maryland.[5]

               (26) Declaratory  Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland.[5]

               (27) Supplement  No. 4 dated  January  25,  2005  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.[6]

               (28) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[6]

               (29) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[6]

               (30) Press release issued January 25, 2005.[6]

               (31) Letter from  Stewart R. Horejsi to the Board of Directors of
                    Neuberger   Berman  Real  Estate  Income  Fund  Inc.   dated
                    September 9, 2004.[7]

               (32) Amended and  Restated  Offer to Purchase  dated May 24, 2005
                    Relating to the Offer to Purchase dated September 10, 2004, as Amended.[7]

               (33) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[7]

               (34) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[7]

               (35) Press release issued May 24, 2005.[7]

               (36) Letter from Stewart R. Horejsi to  stockholders of Neuberger
                    Berman Real Estate Income Fund Inc. dated May 24, 2005.[7]

               (37) Supplement  dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005.[8]

               (38) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[8]

               (39) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[8]

               (40) Press release issued September 13, 2005.[8]

               (41) Supplement  No. 2 dated  January  3,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[9]

               (42) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[9]

               (43) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[9]

               (44) Press release issued January 3, 2006.[9]

               (45) Supplement  No.  3 dated  April  25,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[10]

               (46) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[10]

               (47) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[10]

               (48) Press release issued April 25, 2006.[10]

               (49) Supplement  No. 4 dated  August  14,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[11]

               (50) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[11]

               (51) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[11]

               (52) Press release issued August 14, 2006.[11]

               (53) Supplement  No. 5 dated  December  8, 2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[12]

               (54) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[12]

               (55) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[12]

               (56) Press release issued December 8, 2006.[12]

               (57) Form of Supplement No. 6 dated April 3, 2007.

               (58) Form of Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.

               (59) Form of  Letter  to  Clients  for Use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.

               (60) Form of Press release  issued by the Lola Brown Trust No. 1B on April 3, 2007.

          (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable

[1] Previously filed with the SEC on September 10, 2004 (accession no. 0001099343-04-000021).

[2]  Previously   filed  with  the  SEC  on  October  1,  2004   (accession  no.
     0001099343-04-000026).

[3]  Previously   filed  with  the  SEC  on  October  7,  2004   (accession  no.
     0001099343-04-000029)

[4]  Previously   filed  with  the  SEC  on  October  14,  2006  (accession  no.
     0000922996-04-000078)

[5]  Previously   filed  with  the  SEC  on  October  26,  2004  (accession  no.
     0001099343-04-000030)

[6]  Previously   filed  with  the  SEC  on  January  25,  2005  (accession  no.
     0001099343-05-000005)

[7]  Previously   filed   with  the  SEC  on  May  24,   2005   (accession   no.
     0001099343-05-000024)

[8] Previously filed with the SEC on September 13, 2005 (accession no. 0001099343-05-000035)

[9]  Previously   filed  with  the  SEC  on  January  3,  2006   (accession  no.
     0001099343-06-000001)

[10] Previously   filed  with  the  SEC  on  April  25,  2006   (accession   no.
     0001099343-06-000026)

[11] Previously   filed  with  the  SEC  on  August  14,  2006   (accession  no.
     0001099343-06-000037)

[12] Previously   filed  with  the  SEC  on  December  8,  2006  (accession  no.
     0001099343-06-000053)

*    Previously filed with the SEC.